Exhibit 77M


(a)  United Asset Strategy Fund, Inc.

(b) On April 6, 1999 the Boards of Directors of United Asset Strategy Fund, Inc. ("Asset Strategy") and United Gold & Government Fund, Inc. ("Gold & Government") respectfully determined the proposed Agreement and Plan of Reorganization and Termination ("Agreement") between United Gold & Government Fund, Inc. and United Asset Strategy Fund, Inc. to be in the best interests of each of the Funds as well as the shareholders of each of the Funds.

     The Gold & Government Board of Directors established April 12, 1999 as the record date and approved submission of the proposed merger to Gold & Government shareholders to be voted on at a special meeting to be held June 22, 1999. The meeting was adjourned on June 22, 1999 to June 28, 1999. On June 28, 1999 a majority of the outstanding shares of Gold & Government voted in favor of the Agreement, to become effective June 30, 1999.

     The terms of the Agreement are such that Asset Strategy acquired all of the assets of Gold & Government in exchange solely for shares of Asset Strategy and the assumption by Asset Strategy of all of Gold & Government's liabilities, followed by the distribution of those shares to the shareholders of Gold & Government.

     Articles of Dissolution, dated August 11, 1999, have been filed, on behalf of Gold & Government, with the state of Maryland. Form N-8F for Gold & Government has been prepared and, if not filed by the date of this filing, will be filed shortly thereafter.